Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

October 3, 2024

VIA EDGAR

Lisa N. Larkin

Senior Counsel

Brian Szilagyi, CPA

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Municipal Credit Opportunities Fund

File Numbers: 333-278206, 811-23440

Dear Ms. Larkin and Mr. Szilagyi:

The staff previously provided comments to the shelf offering registration statement on Form N-2 (the “Registration Statement”), filed on March 25, 2024, with respect to the Nuveen Municipal Credit Opportunities Fund (the “Registrant”). On September 17, 2024, we filed correspondence responding to those comments and on September 19, 2024, we filed Pre-Effective Amendment No. 1 to the Registration Statement (“PEA 1”). On September 20, 2024, and October 1, 2024, you provided additional comments to PEA 1 and, therefore, I am writing to respond to those comments. I have reproduced your comments below, followed by our responses. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

PROSPECTUS AND SAI

1.	Comment: The disclosure in the sections of the Prospectus entitled, “Limited Term; Eligible Tender Offer” provides that “[t]he Declaration of Trust provides that an eligible tender offer … is a tender offer by the Fund to purchase up to 100% of the then-outstanding Common Shares….” There is no circumstance in which the Fund will purchase 100% of the outstanding Common Shares because of the Termination Threshold. Please change “up to 100%” to say, “less than 100%.” Please also change similar disclosure included in the section of the SAI entitled, “Certain Provisions in the Declaration of Trust and By-Laws.”

Ms. Larkin and Mr. Szilagyi

October 3, 2024

Response: The Registrant confirms that the disclosure is accurate, as the intent of such disclosure is to notify shareholders that the Registrant will make a tender offer to all holders of the Fund’s then-outstanding Common Shares during the circumstances described, and for up to 100% of each tendering shareholders’ shares. In order to avoid any confusion as to the intent of such disclosure, the referenced sections of the Prospectus and SAI will be revised as follows in a 424B5 filing:

Prospectus – Prospectus Summary:

Limited Term; Eligible Tender Offer

***

Eligible Tender Offer. In accordance with the ~~The~~ Declaration of Trust, ~~provides that~~ an eligible tender offer (an “Eligible Tender Offer”) is a tender offer by the Fund that is made to ~~purchase up to 100%~~ all holders of the then-outstanding Common Shares (each, a “Common Shareholder”) as of a date within the 6-18 months preceding the Termination Date. If an Eligible Tender Offer is consummated, the Fund will purchase all outstanding Common Shares tendered by each Common Shareholder who properly tendered their Common Shares at ~~Shareholders who properly tender Common Shares in the Eligible Tender Offer will receive~~ a purchase price equal to the NAV per share at the time of the tender offer ~~on the expiration date of the Eligible Tender Offer~~. ~~In an Eligible Tender Offer, the Fund will offer to purchase all outstanding Common Shares held by each Common Shareholder.~~ At the time of the Eligible Tender Offer, the Board of Trustees will determine the minimum net assets that the Fund must have to remain viable ~~retain~~ following the Eligible Tender Offer ~~to ensure the Fund’s continued viability~~ (the “Termination Threshold”)~~. The Termination Threshold will be~~ based on prevailing market conditions at the time of the Eligible Tender Offer.

If the number of Common Shares properly tendered in an Eligible Tender Offer would result in the Fund’s net assets totaling an amount greater than the Termination Threshold if the Eligible Tender Offer were consummated, the Fund will consummate the Eligible Tender Offer by purchasing ~~purchase~~ all Common Shares properly tendered and not withdrawn pursuant to the terms of the Eligible Tender Offer and following the completion of such Eligible Tender Offer, the Board of Trustees may, in its sole discretion and without any action by the shareholders of the Fund, provide that the Fund may continue without limitation of time. See “Risks—Fund Level and Other Risks—Limited Term and Tender Offer Risks.” as each such risk is contained in the section of the Fund’s most recent annual report on Form N-CSR entitled “Shareholder Update—Current Investment Objectives, Investment Policies and Principal Risks of the Funds—Principal Risks of the Funds.” In making this decision, the Board of Trustees will take such actions with respect to the Fund’s continued operations as it deems to be in the best interests

Ms. Larkin and Mr. Szilagyi

October 3, 2024

of the Fund, based on market conditions at such time, the extent of Common Shareholder participation in the Eligible Tender Offer and all other factors deemed relevant by the Board of Trustees in consultation with the Fund’s investment adviser, Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors”), taking into account that Nuveen Fund Advisors may have a potential conflict of interest in seeking to convert the Fund to a fund with a continued existence without limitation of time.

If the number of properly tendered Common Shares would result in the Fund’s net assets falling below ~~totaling less than~~ the Termination Threshold if the Eligible Tender Offer were consummated, continuation of the Fund will not be deemed viable and the Eligible Tender Offer will be terminated with ~~,~~ no Common Shares being ~~will be~~ repurchased ~~pursuant to the Eligible Tender Offer and~~. Instead, the Fund will begin (or continue) liquidating its investment portfolio and proceed to terminate on the Termination Date, upon which all Common Shareholders (whether they intended to participate in the Eligible Tender Offer or not) will receive liquidation proceeds equal to their pro rata share of the net distributable assets of the Fund.

Any Eligible Tender Offer would be made, and Common Shareholders would be notified thereof, in accordance with the Declaration of Trust, the 1940 Act, the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the applicable tender offer rules thereunder (including Rule 13e-4 and Regulation 14E under the 1934 Act).

Prospectus – The Fund’s Investments:

Limited Term; Eligible Tender Offer

***

Eligible Tender Offer. In accordance with the ~~The~~ Declaration of Trust, ~~provides that~~ an eligible tender offer (an “Eligible Tender Offer”) is a tender offer by the Fund that is made to all holders of the then-outstanding Common Shares (each, a “Common Shareholder”) as of a date within the 6-18 months preceding the Termination Date. If an Eligible Tender Offer is consummated ~~the tender offer is completed~~, the Fund will purchase all outstanding Common Shares tendered by each Common Shareholder~~s~~ who properly tendered their Common Shares at ~~in the Eligible Tender Offer will receive~~ a purchase price equal to the NAV per share at the time of the tender offer ~~on the expiration date of the Eligible Tender Offer~~. ~~In an Eligible Tender Offer, the Fund will offer to purchase all outstanding Common Shares held by each Common Shareholder.~~ At the time of the Eligible Tender Offer, the Board of Trustees will determine the minimum net assets that the Fund must have to remain viable ~~retain~~ following the Eligible Tender Offer ~~to ensure the Fund’s continued viability~~ (the “Termination Threshold”)~~. The Termination~~

Ms. Larkin and Mr. Szilagyi

October 3, 2024

~~Threshold will be~~ based on prevailing market conditions at the time of the Eligible Tender Offer.

If the number of Common Shares properly tendered in an Eligible Tender Offer would result in the Fund’s net assets totaling an amount greater than the Termination Threshold if the Eligible Tender Offer were consummated, the Fund will consummate the Eligible Tender Offer by purchasing ~~purchase~~ all Common Shares properly tendered and not withdrawn pursuant to the terms of the Eligible Tender Offer and following the completion of such Eligible Tender Offer, the Board of Trustees may, in its sole discretion and without any action by the shareholders of the Fund, provide that the Fund may continue without limitation of time. See “Risks—Fund Level and Other Risks—Limited Term and Tender Offer Risks” as each such risk is contained in the section of the Fund’s most recent annual report on Form N-CSR entitled “Shareholder Update—Current Investment Objectives, Investment Policies and Principal Risks of the Funds—Principal Risks of the Funds.” In making this decision, the Board of Trustees will take such actions with respect to the Fund’s continued operations as it deems to be in the best interests of the Fund, based on market conditions at such time, the extent of Common Shareholder participation in the Eligible Tender Offer and all other factors deemed relevant by the Board of Trustees in consultation with Nuveen Fund Advisors, taking into account that Nuveen Fund Advisors may have a potential conflict of interest in seeking to convert the Fund to a fund with a continued existence without limitation of time.

If the number of properly tendered Common Shares would result in the Fund’s net assets falling below ~~totaling less than~~ the Termination Threshold if the Eligible Tender Offer were consummated, continuation of the Fund will not be deemed viable and the Eligible Tender Offer will be terminated with ~~,~~ no Common Shares being ~~will be~~ repurchased ~~pursuant to the Eligible Tender Offer and~~. Instead, the Fund will begin (or continue) liquidating its investment portfolio and proceed to terminate on the Termination Date, upon which all Common Shareholders (whether they intended to participate in the Eligible Tender Offer or not) will receive liquidation proceeds equal to their pro rata share of the net distributable assets of the Fund.

Any Eligible Tender Offer would be made, and Common Shareholders would be notified thereof, in accordance with the Declaration of Trust, the 1940 Act, the 1934 Act and the applicable tender offer rules thereunder (including Rule 13e-4 and Regulation 14E under the 1934 Act).

SAI – Certain Provisions in the Declaration of Trust and By-Laws:

***

In accordance with the ~~The~~ Declaration of Trust, ~~provides that~~ an Eligible Tender

Ms. Larkin and Mr. Szilagyi

October 3, 2024

Offer is a tender offer by the Fund that is made to ~~purchase up to 100%~~ all holders of the then-outstanding Common Shares (each, a “Common Shareholder”) as of a date within 6-18 months preceding the Termination Date. If an Eligible Tender Offer is consummated, the Fund will purchase all outstanding Common Shares tendered by each Common Shareholder who properly tendered their Common Shares at ~~Shareholders who properly tender Common Shares in the Eligible Tender Offer will receive~~ a purchase price equal to the NAV per share at the time of the tender offer ~~on the expiration date of the Eligible Tender Offer~~. The Declaration of Trust provides that, if the number of properly tendered Common Shares would result in the Fund exceeding the Termination Threshold if the Eligible Tender Offer were consummated, then the Board of Trustees may determine to provide that the Fund may continue without limitation of time. The Declaration of Trust provides that if the net assets of the Fund would be less than the Termination Threshold ~~following the completion of~~ if the Eligible Tender Offer were consummated, the tender offer will ~~not~~ be terminated ~~completed~~, no Common Shares will be repurchased pursuant to the Eligible Tender Offer and, instead, the Fund will terminate as of the Termination Date.

2.	Comment: The disclosure in the sections of the Prospectus entitled, “Limited Term; Eligible Tender Offer” provides that “[s]hareholders who properly tender Common Shares in the Eligible Tender Offer will receive a purchase price equal to the NAV per share on the expiration date of the Eligible Tender Offer.” Please change “on the expiration date of the Eligible Tender” to “at the time of the tender offer.” Please also change similar disclosure included in the section of the SAI entitled, “Certain Provisions in the Declaration of Trust and By-Laws.”

Response: The Registrant will revise the disclosure as requested. See the revised disclosure as reflected in response to Comment 1 above.

PART C

3.	Comment: Please note that the Exhibit Index included in PEA 1 refers to the filing of Powers of Attorney for Messrs. Boateng and Starr; however, the Exhibit that was filed with PEA 1 includes Powers of Attorney for Messrs. Boateng and Forrester. Please revise the Part C to correct this inconsistency.

Response: The Registrant will update the Part C in a POS EX filing, so that the Exhibit Index and related Exhibit refer to, and include, Powers of Attorney for Messrs. Boateng and Forrester.

4.	Comment: We note that the hyperlinks included in PEA 1 to the Registrant’s semi-annual report provide links to the 2023 semi-annual report instead of the 2024 semi-annual report. Please update those hyperlinks in the next pre-effective amendment or 424 filing for the Registrant.

Ms. Larkin and Mr. Szilagyi

October 3, 2024

Response: The Registrant will update the hyperlinks pertaining to the Registrant’s semi-annual report in a 424B5 filing.

* * * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528 or, in my absence, Stephen LaChine at 312.964.3522.

Sincerely,

/s/ Joel D. Corriero
Joel D. Corriero

Enclosures

Copies (w/encl.) to

M. Winget

E. Fess

E. Purple

S. LaChine